Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

September 10, 2014

Press Release
For Immediate Release	Press Contact:
Mark Lane +1 212 412 1413 mark.lane@barclays.com

Barclays launches Return on Disability ETNs

Linked to an index developed in conjunction with The Return on Disability Group, Barclays Return on Disability ETNs are a first-of-a-kind investment product

New York, September 10, 2014 – Barclays Bank PLC announced today the launch of the Barclays Return on Disability Exchange Traded Notes (“ETNs”). Barclays plans to list the ETNs on the NYSE Arca Stock Exchange under the ticker symbol RODI, to begin trading on September 11, 2014. To celebrate the launch of the ETNs, Barclays will ring the New York Stock Exchange opening bell on September 12, 2014.

The ETNs are linked to the performance of the Return on Disability US LargeCap ETN Total Return USD Index (“the Index”) and are designed to provide investors with exposure to US-based companies that have acted to attract and serve people with disabilities – and their friends and family – as customers and employees. The Index uses a quantitative ranking methodology to measure a company’s publicly observable activities relating to people with disabilities across three key areas: talent, customer and productivity. This ranking methodology focuses on elements that have the potential to increase shareholder value in a company, such as using best practices for attracting and hiring candidates with disabilities, focusing on ‘ease of use’ features in products and services, and implementing productivity-focused process improvements driven by people with disabilities.

The Index notionally tracks the returns that may be available from investing in a basket of up to 100 stocks that are selected pursuant to the Return on Disability® Binary Ranking, created by The Return on Disability Group (an affiliate of the Donovan Group LLC), and meet certain market capitalization, trading volume and financial viability thresholds. Donovan Group LLC is the index sponsor.

An investment in the ETNs involves significant risks, including possible loss of principal, and may not be suitable for all investors. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. The ETNs are also subject to certain investor fees, which will have a negative effect on the value of the ETNs. The ETNs are speculative and may exhibit high volatility. Because the Index was created in September 2014, extremely limited historical performance data for the Index exists. Owning the ETNs is not the same as owning interests in the companies included in the Index.

The Barclays Return on Disability ETNs are Barclays’ second investment product in the socially-responsible investing space. Barclays launched the Barclays Women in Leadership Index and ETNs in July 2014.

“Approximately 57 million people in the US have a disability – that’s 19% of the population. Companies that invest in targeting and empowering this group offer advantages over the companies that don’t,” said Sue Meirs, Director in Equities and Funds Structured Markets, and Americas co-chair of Barclays’s disability employee network, REACH. “Investors are increasingly looking for ways to invest in socially-responsible themes, and therefore these products provide a market-based approach to help catalyze change.”

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. Barclays offers premier investment banking products and services to its clients through Barclays Bank PLC. For more information, visit www.barclays.com

Press Release
For Immediate Release	Press Contact:
Mark Lane +1 212 412 1413 mark.lane@barclays.com

“We use almost a decade of observation of progress around people with disabilities to isolate the actions by companies that either grow revenue or cut cost to create shareholder value,” said Rich Donovan, CEO of The Return on Disability Group. “Globally, people with disabilities represent more than 1.3 billion potential consumers and employees – that’s almost the population of China. When one adds in the aging baby-boomers and friends and family of people with disabilities, your audience reaches more than 53% of the global population. Our approach converts that population into an opportunity for investors.”

“Barclays is proud to partner with Rich Donovan and the Return on Disability Group in launching the ETNs. Rich’s expertise in the disability space is complemented by experience gained from his time as a trader on Wall Street, and we couldn’t be more excited to bring this Index to market,” added Johnny Wu, Head of EFS Sales, Americas. “Barclays plans to make the Return on Disability US LargeCap Indices available via several investable formats, including total return swaps and structured notes, in addition to the ETNs.”

The ETN prospectus can be found on EDGAR, the SEC website, at www.sec.gov.

Barclays ETNs are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC. Barclays Bank PLC is the issuer of Barclays ETNs and Barclays Capital Inc. is the issuer’s agent.

# # #

Selected Risk Considerations

An investment in the Barclays ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the daily investor fee, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to a daily investor fee, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETNs depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and are not guaranteed by a third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the ETNs and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the amounts owed to you under the terms of the ETNs.

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. Barclays offers premier investment banking products and services to its clients through Barclays Bank PLC. For more information, visit www.barclays.com

Press Release
For Immediate Release	Press Contact:
Mark Lane +1 212 412 1413 mark.lane@barclays.com

Issuer Redemption: Barclays Bank PLC has the right to redeem or “call” the ETNs (in whole but not in part) at our sole discretion without your consent on any business day on or after the inception date until and including maturity.

The Value of the ETNs Will Depend Upon the Success of the Index: There can be no assurance that the selection strategy of the Index in identifying companies that meet certain criteria in the disability field will be successful or that the Index will able to outperform any stock index whose selection of constituent stocks is not based on the ranking criteria of the Index.

The Index Has Very Limited Historical Information: Because the index was created in September, 2014, extremely limited historical performance data exists and your investment in the ETNs may involve a greater risk than investing in alternate securities linked to one or more indices with an established record of performance.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the applicable valuation date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices and forward volatility levels of the index constituents and the stock markets on which the index constituents are listed or traded and prevailing market prices of options on the index, any of the index constituents or any other financial instruments related to the index or any of the index constituents; supply and demand for the ETNs and economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although plan to apply to list the ETNs on NYSE Arca, we cannot guarantee that such application will be approved, and a trading market for the ETNs may not exist at any time. Even if there is a secondary market for the ETNs, whether as a result of any listing of the ETNs or on an over-the-counter basis, it may not provide enough liquidity for you to trade or sell your ETNs easily, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You will not receive any periodic interest payments on your ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. If you hold fewer than 25,000 ETNs or fewer than 25,000 ETNs are outstanding, you will not be able to exercise your right to redeem your ETNs. .You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. Barclays offers premier investment banking products and services to its clients through Barclays Bank PLC. For more information, visit www.barclays.com

Press Release
For Immediate Release	Press Contact:
Mark Lane +1 212 412 1413 mark.lane@barclays.com

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

Return on Disability® is a registered trademark of Integrated Process Solutions LLC (“IPS”). IPS has granted Donovan Group LLC (“Donovan Group”) an exclusive and unrestricted license to use Return on Disability® in its commercial activities, including the right to sublicense the use of such mark. Donovan Group has sublicensed the right to use this mark to Barclays Bank PLC in connection with certain activities. Donovan Group LLC does not sponsor, endorse, sell, promote or manage any investment fund or other investment vehicle that is offered by third parties and that seeks to provide an investment return based on the performance of any index.

©2014 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED — NO BANK GUARANTEE — MAY LOSE VALUE

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays’ purpose is to help people achieve their ambitions – in the right way. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. Barclays offers premier investment banking products and services to its clients through Barclays Bank PLC. For more information, visit www.barclays.com

4